Exhibit 99.1

News release

Biofrontera AG announces initiation of clinical studies

Leverkusen, Germany, November 16, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces that two clinical studies for its prescription drug Ameluz® in the United States are being started with site initiations currently in progress, seven sites for the phase two study for the treatment of moderate- to- severe acne in adults as well as eight sites for the phase I safety study evaluating the safety of photodynamic therapy (PDT) with the simultaneous application of three tubes of Ameluz®.

“Both studies are focused on optimizing market positioning and expanding market share for our FDA-approved prescription drug Ameluz® for photodynamic therapy in our largest market, the United States,” says Hermann Lübbert, CEO of Biofrontera AG. “Site initiations for both studies are underway with patient recruitment to start before the end of the year.”

Ameluz® gel in combination with PDT using the BF-RhodoLED® lamp, is currently indicated by the FDA for the lesion-directed and field-directed treatment of actinic keratoses (AK) of mild-to-moderate severity on the face and scalp.

In the multicenter, randomized, double-blind, four-arm study, 126 patients aged 16 and over suffering from moderate to severe acne are treated with Ameluz® PDT or placebo. The efficacy of Ameluz®-PDT is being tested with incubation durations of one and three hours compared to placebo. The primary endpoint of the study is the absolute change in the number of inflammatory lesions and a minimum improvement in symptoms as assessed by the physician conducting the study.

The second study is a non-randomized, open-label, multicenter study to evaluate the safety and tolerability of Ameluz in the treatment of AK located on the face and scalp with PDT together with the new BF-RhodoLED® XL lamp. The study includes 100 patients with mild to severe AK. Each patient will receive the content of 3 tubes of Ameluz for a field-directed treatment. This study comes on the back of a maximal-usage pharmacokinetics (PK) clinical study completed in early 2021. The study results from that PK study were presented to the FDA earlier this year. Following that meeting, the FDA requested another safety study focusing on transient application site effects before amending the product information, which currently limits the use to one tube of Ameluz® per treatment, then allowing up to three tubes per treatment (see Biofrontera AG press release dated June 22, 2021).

Ameluz® together with the PDT-lamp BF-RhodoLED® and its successor model BF-RhodoLED® XL is being marketed by Biofrontera Inc, a US-based affiliate of Biofrontera AG under an exclusive license and supply agreement for the United States.

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Biofrontera AG

Anke zur Mühlen, Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102